FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi + tremelimumab showed survival in POSEIDON

7 May 2021 07:00 BST

Imfinzi and tremelimumab with chemotherapy demonstrated overall survival benefit in POSEIDON trial for 1st-line Stage IV non-small cell lung cancer

First Phase III trial to demonstrate overall survival benefit with tremelimumab

Imfinzi plus chemotherapy demonstrated progression-free survival benefit, but a trend in overall survival did not achieve statistical significance

POSEIDON was a Phase III trial of AstraZeneca’s Imfinzi (durvalumab) plus platinum-based chemotherapy or Imfinzi, tremelimumab and chemotherapy versus chemotherapy alone in the 1st-line treatment of patients with Stage IV (metastatic) non-small cell lung cancer (NSCLC).

Positive high-level results from the final analysis of POSEIDON showed the combination of Imfinzi, tremelimumab and chemotherapy demonstrated a statistically significant and clinically meaningful overall survival (OS) benefit versus chemotherapy alone. This immunotherapy combination also demonstrated a statistically significant improvement in progression-free survival (PFS) versus chemotherapy alone, as previously reported in October 2019. Patients in this arm were treated with a short course of tremelimumab, an anti-CTLA4 antibody, over a 16-week period in addition to Imfinzi and standard chemotherapy.

The Imfinzi plus chemotherapy arm demonstrated a statistically significant improvement in PFS versus chemotherapy in the previous analysis, but the OS trend observed in this analysis did not achieve statistical significance. Patients in the control arm were treated with up to six cycles of chemotherapy, while those in the experimental arms were treated with up to four cycles.

Each combination demonstrated an acceptable safety profile, and no new safety signals were identified. The combination with tremelimumab delivered a broadly similar safety profile to the Imfinzi and chemotherapy combination and did not lead to an increased discontinuation of treatment.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: “We are pleased to see the POSEIDON Phase III trial demonstrate, for the first time, a significant and clinically meaningful overall survival benefit for Imfinzi plus tremelimumab with chemotherapy in metastatic non-small cell lung cancer. We were particularly pleased by the safety profile. We’ve seen encouraging uptake of novel combinations in this setting and believe this new approach will add a further option for patients with high unmet medical need. We look forward to discussing next steps with regulatory authorities.”

The data will be presented at a forthcoming medical meeting.

Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III NSCLC after chemoradiation therapy and is the global standard of care based on the PACIFIC Phase III trial. Imfinzi is also approved in the US, the EU, Japan and many countries around the world for the treatment of extensive-stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial.

Imfinzi is being further assessed across all stages of lung cancer as part of an extensive Immuno-Oncology programme across NSCLC and SCLC, as well as in other tumour types.

The combination of Imfinzi and tremelimumab is being tested in lung cancer, bladder cancer and liver cancer settings.

Stage IV NSCLC

Lung cancer is the leading cause of cancer death accounting for about one-fifth of all cancer deaths.1 Patients are commonly diagnosed at Stage IV, when the tumour has spread outside of the lung.2

Lung cancer is broadly split into NSCLC and SCLC, with 80-85% classified as NSCLC.2,3 Within NSCLC, patients are classified as squamous, representing 25-30% of patients, or non-squamous, the most common type representing approximately 70-75% of NSCLC patients.2 Stage IV is the most advanced form of lung cancer and is often referred to as metastatic disease.4

POSEIDON

The POSEIDON trial was a randomised, open-label, multi-centre, global, Phase III trial of Imfinzi plus platinum-based chemotherapy or Imfinzi, tremelimumab and chemotherapy versus chemotherapy alone in the 1st-line treatment of 1,013 patients with metastatic NSCLC. The trial population included patients with either non-squamous or squamous disease and the full range of PD-L1 expression levels. POSEIDON excluded patients with certain epidermal growth factor receptor (EGFR) mutations or anaplastic lymphoma kinase (ALK) fusions.

In the experimental arms, patients were treated with a flat dose of 1,500mg of Imfinzi with up to four cycles of chemotherapy once every three weeks or Imfinzi and 75mg of tremelimumab with chemotherapy, followed by maintenance treatment with Imfinzi, or Imfinzi and one dose of tremelimumab on a once-every-four-weeks dosing schedule. In comparison, the control arm allowed up to six cycles of chemotherapy. Pemetrexed maintenance treatment was allowed in all arms in patients with non-squamous disease if given during the induction phase.

Primary endpoints included PFS and OS for the Imfinzi plus chemotherapy arm. Key secondary endpoints included PFS and OS in the Imfinzi plus tremelimumab and chemotherapy arm. As both PFS endpoints were met for Imfinzi plus chemotherapy and Imfinzi, tremelimumab and chemotherapy, the prespecified statistical analysis plan allowed for independent OS testing for the Imfinzi plus tremelimumab and chemotherapy arm. The trial was conducted in more than 150 centres across 18 countries, including the US, Europe, South America, Asia and South Africa.

Imfinzi

Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

In addition to approvals in the curative-intent setting of unresectable, Stage III NSCLC and ES-SCLC, Imfinzi is approved for previously treated patients with advanced bladder cancer in several countries.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer medicines for patients with NSCLC, SCLC, bladder cancer, hepatocellular carcinoma, biliary tract cancer (a form of liver cancer), oesophageal cancer, gastric and gastroesophageal cancer, cervical cancer, ovarian cancer, endometrial cancer and other solid tumours.

Tremelimumab

Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death. Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, SCLC, bladder cancer and liver cancer.

AstraZeneca in lung cancer

AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and approaches, the Company aims to match medicines to the patients who can benefit most.

The Company’s comprehensive portfolio includes leading lung cancer medicines such as the EGFR-TKIs Tagrisso (osimertinib) and Iressa (gefitinib), and the PD-L1 inhibitor Imfinzi (durvalumab); alongside the CTLA-4 inhibitor tremelimumab and the next wave of innovations, including the HER2-directed antibody drug conjugate (ADC) Enhertu (trastuzumab deruxtecan) and the TROP2-directed ADC datopotamab deruxtecan; and a pipeline of new molecules and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer including and beyond treatment.

AstraZeneca in immunotherapy

Immunotherapy is a therapeutic approach designed to stimulate the body’s immune system to attack tumours. The Company’s IO portfolio is anchored in immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small, targeted molecules from across AstraZeneca’s oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology

AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company’s focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

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References

1.
World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at: http://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed May 2021.
2.
Abernethy AP, et al. Real-world first-line treatment and overall survival in non-small cell lung cancer without known EGFR mutations or ALK rearrangements in US community oncology setting. PLoS ONE. 2017;12(6):e0178420.
3.
Cheema PK, et al. Perspectives on treatment advances for stage III locally advanced unresectable non-small-cell lung cancer. Curr Oncol. 2019;26(1):37-42.
4.
Cancer.Net. Lung Cancer – Non-Small Cell: Stages. Available at: https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/stages. Accessed May 2021.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 7 May 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary